--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                                     UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                E.PIPHANY, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

         OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      n/a*
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROGER S. SIBONI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                E.PIPHANY, INC.
                      1900 SOUTH NORFOLK STREET, SUITE 310
                          SAN MATEO, CALIFORNIA 94403
                                 (650) 356-3800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:

                              AARON J. ALTER, ESQ.
                           N. ANTHONY JEFFRIES, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                           CALCULATION OF FILING FEE


---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION+                             AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------------
$84,851,000.................................................             Previously Paid
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


 + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,700,000 shares of common stock of E.piphany, Inc. having an aggregate value of $84,851,000 as of March 26, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
                   FORM OR REGISTRATION NO.: NOT APPLICABLE.
                          FILING PARTY: NOT APPICABLE.
                          DATE FILED: NOT APPLICABLE.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 26881V.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated April 3, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is E.piphany, Inc., a Delaware corporation ("E.piphany" or the "Company"). The address of its principal executive offices is 1900 South Norfolk Street, Suite 310, San Mateo, California 94403. The telephone number at that address is (650) 356-3800.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange most of the options outstanding under the Company's 1997 Stock Plan, the Company's 1999 Stock Plan, the RightPoint Software, Inc. 1996 Stock Option Plan, the Octane Software, Inc. 1997 Stock Option Plan, the Octane Software, Inc. Nonstatutory Stock Option Plan, the Octane Software, Inc. 2000 Pennsylvania Plan, the iLeverage Corporation 1997 Stock Plan, the eClass Direct, Inc. 1998 Stock Plan and the 2000 Nonstatutory Stock Option Plan (collectively, the "Plans") to purchase approximately 6,700,000 shares of the Company's Common Stock, par value $0.0001 per share ("Option Shares"), for new options that will be granted under the E.piphany, Inc. 1999 Stock Plan or the E.piphany, Inc. 2000 Nonstatutory Stock Option Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of E.piphany or one of its subsidiaries, you will not be eligible to accept the Offer. If you reside in, or are employed by one of E.piphany's subsidiaries in, the Netherlands, Switzerland, Spain or Brazil, you will not be eligible to accept the Offer. If you are a Section 16 officer of E.piphany, you will also not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"),
Section 6 ("Acceptance of options for exchange and issuance of new options"),
Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 23 ("Extension of offer; termination; amendment") are incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 24 ("Fees and expenses") is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Not applicable.

     (b) On January 29, 2001, E.piphany issued 238,032 shares of its common stock to Radnet Recovery LLC in exchange for the intellectual property assets of Radnet, Inc.

     On February 20, 2001, E.piphany signed an Agreement and Plan of Merger and Reorganization to acquire Moss Software, Inc. through a merger with a wholly-owned subsidiary of E.piphany. Under the terms of the agreement, E.piphany will issue up to 1,641,791 shares of its common stock in exchange for the outstanding shares of common stock and outstanding options of Moss Software. This transaction is scheduled to close in early to mid-April 2001.

     The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.


     (a) The information set forth on pages 36 through 60 of E.piphany's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 which contains E.piphany's financial statements is incorporated herein by reference. A copy of the Annual Report on Form 10-K has been distributed to all potential participants of this offer. Further, the Annual Report on Form 10-K can be accessed electronically on the Commission's website.


     (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. EXHIBITS.

     (a)(1) Offer to Exchange all Outstanding Options for New Options dated April 3, 2001.

        (2) Election Form.

        (3) Memorandum from Senior Vice President of Human Resources to Employees dated April 3, 2001.

        (4) Notice to Change Election from Accept to Reject.

        (5) Form of Promise to Grant Stock Option(s).

     (b) Not applicable.

     (d)(1) E.piphany, Inc. 1999 Stock Plan and form of agreement thereunder filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 declared effective on September 21, 1999 and incorporated herein by reference.

        (2) E.piphany, Inc. 1999 Stock Plan Prospectus.

        (3) E.piphany, Inc. 2000 Nonstatutory Stock Option Plan and form of agreement thereunder filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on October 23, 2000 and incorporated herein by reference.

        (4) E.piphany, Inc. 2000 Nonstatutory Stock Option Plan Prospectus.

        (5) E.piphany, Inc. 1999 Stock Plan for France and form of agreement thereunder.

     (g) Not applicable.

     (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          E.PIPHANY, INC.

                                          By:      /s/ KEVIN J. YEAMAN
                                            ------------------------------------
                                                      Kevin J. Yeaman
                                                  Chief Financial Officer


Date: April 26, 2001

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(a)(1)     Offer to Exchange all Outstanding Options for New Options
           dated April 3, 2001.
(a)(2)*    Election Form.
(a)(3)*    Memorandum from Senior Vice President of Human Resources to
           Employees dated April 3, 2001.
(a)(4)*    Notice to Change Election from Accept to Reject.
(a)(5)*    Form of Promise to Grant Stock Option(s).
(d)(1)     E.piphany, Inc. 1999 Stock Plan and form of agreement
           thereunder filed as Exhibit 10.2 to the Company's
           Registration Statement on Form S-1 declared effective on
           September 21, 1999 and incorporated herein by reference.
(d)(2)*    E.piphany, Inc. 1999 Stock Plan Prospectus.
(d)(3)     E.piphany, Inc. 2000 Nonstatutory Stock Option Plan and form of agreement thereunder filed as Exhibit 10.1 to the
           Company's Registration Statement on Form S-8 dated October
           23, 2000 and incorporated herein by reference.
(d)(4)*    E.piphany, Inc. 2000 Nonstatutory Stock Option Plan
           Prospectus.
(d)(5)*    E.piphany, Inc. 1999 Stock Plan for France and form of
           agreement thereunder.


---------------

*Previously filed as an exhibit to Registrant's Schedule TO-I (File No.
 005-58175) filed with the Commission on April 3, 2001.